Exhibit 99.1

19 May 2021

ABCAM PLC

(“Abcam” or “the Company”)

Directorate Change

Abcam plc announces that, after seven years with the Company, Lady Louise Patten has retired from her roles as Non-executive Director, Senior Independent Director and Chair of the Remuneration Committee. Giles Kerr, who joined the Board in 2018, will become Senior Independent Director with immediate effect. Mara Aspinall, who joined the Board in 2015, and is on the Remuneration Committee will chair the Remuneration Committee in the interim.

Peter Allen, Chairman of Abcam, said:

“We would like to sincerely thank Louise for her contribution to Abcam since joining seven years ago. Abcam has enjoyed remarkable success during this period and we wish Louise every future success.”

Louise Patten added:

“I would like to thank Peter and the Board. It has been a pleasure to be part of one of the strongest growth stories in the UK life sciences market. I believe the team is well set for continued success.”

- Ends -

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About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission, faster. Providing the research and clinical communities with tools and scientific support, the Group offers highly validated biological binders and assays to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Some two-thirds of the world’s 750,000 life science researchers use Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Group continuously advances its portfolio to address their needs. A transparent programme of customer reviews and datasheets, combined with an industry-leading validation initiative, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company sells to more than 140 countries. Abcam was admitted to AIM in 2005 (AIM: ABC).

Please visit www.abcam.com or www.abcamplc.com to find out more.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation statements of targets, plans, objectives or goals for future operations, including those related to the make-up of Abcam’s Board of Director’s membership, Abcam’s Board of Director’s structure and the structure and membership of the Remuneration Committee, statements regarding the assumptions underlying or relating to such statements; statements about Abcam’s portfolio and ambitions, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavors; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.